AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 28, 2000
                                                    REGISTRATION NO. 333-56479

===============================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

                          --------------------

                      APPLICATION FOR WITHDRAWAL
                                  OF
                               FORM SB-2
                         REGISTRATION STATEMENT
                                UNDER
                      THE SECURITIES ACT OF 1933

                          --------------------

            RENAISSANCE DESIGNER GALLERY PRODUCTS, INC.
          (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)

                          --------------------

       NEVADA                     9999                      48-1170767
  (STATE OR OTHER           (PRIMARY STANDARD            (I.R.S. EMPLOYER
  JURISDICTION OF       INDUSTRIAL CLASSIFICATION        IDENTIFICATION NO.)
  INCORPORATION OR             CODE NUMBER)
   ORGANIZATION)
                          --------------------

                         1001 S.W. GAGE BLVD.
                         TOPEKA, KANSAS  66606
                            (785) 273-2244

         (ADDRESS AND TELEPHONE NUMBER OF PRINCIPAL EXECUTIVE
                OFFICES AND PRINCIPAL PLACE OF BUSINESS)

                          --------------------

                           MICHAEL C. COOPER
                         1001 S.W. GAGE BLVD.
                         TOPEKA, KANSAS 66606
                            (785) 273-2244

       (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE)

                              COPIES TO:
                        MICHAEL G. QUINN, ESQ.
                     5120 EAST CENTRAL, SUITE B.
                        WICHITA, KANSAS  67208
                            (316) 652-0940

===============================================================================

                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                -------------------------------------------

                        APPLICATION FOR WITHDRAWAL
                                     OF
                                  FORM SB-2
                           REGISTRATION STATEMENT
                                   UNDER
                         THE SECURITIES ACT OF 1933

                -------------------------------------------

                RENAISSANCE DESIGNER GALLERY PRODUCTS, INC.

     Pursuant to Securities Act Rule 477, Renaissance Designer Gallery Products, Inc. (now Renaissance, TTP, Inc.), by and through its agent for service, Michael C. Cooper, hereby makes application for withdrawal of said Registration Statement with the Securities and Exchange
Commission, filed on the 10th day of June, 1998, and amended by Amendment No. 1 thereto on August 3, 1998, on the grounds that:

1. The Registrant has been unable to secure a broker/dealer required for Registration purposes in several state jurisdictions, making the distribution of its securities prohibitive or unduly costly; and

2. On December 30, 1998, Registrant entered into a Consent Order with the Securities Commissioner of Kansas agreeing to cease and desist in the state of Kansas from soliciting offers to buy or making offers to sell securities of Registrant or any other person or issuer (i) unless the securities had been registered for sale or exempt therefrom; or (ii) unless the respondents engaged in the offers are registered as broker/dealers or agents or exempt therefrom; and (iii) to refrain from all acts and practices in violation of the Kansas Securities Act. The entry of the Consent Order was made through a Stipulation wherein the Registrant, together with Advantage International Marketing, its corporate division, and Michael C. Cooper, its President and Chief Executive Officer and Director, without admitting or denying the allegations contained in the Stipulation, consented to the Consent Order. The events leading to the entry of the Consent Order were that the Registrant, through Michael C. Cooper, offered shares of Registrant to independent marketing associates for sales of the Company's TAS programs and to persons who purchased the TAS programs. The Securities Commissioner of Kansas alleged that said offers were unregistered, offered by persons who were not registered as broker/dealers or agents in Kansas, and were offered without material information concerning the Registrant to the Offerees. In order to cure any defects of the offers by the Registrant of the securities to such persons, the Company agreed with the Securities Commissioner of Kansas to the Consent Order, without admitting or denying that any allegations based on the Order are true, waived its right to a hearing, accepted a fine of $10,000 to Michael C. Cooper, and agreed to make a Rescission Offer to those independent marketing associates and persons receiving the offers made by the Respondent.

     The Company's Rescission Offer was made to approximately 1,196 individuals living in various jurisdictions. The total amount of the Rescission Offer, without interest, did not exceed $60,000. The Rescission Offer was completed on or about October 14, 1999, with four persons accepting the Offer amounting to approximately $200.

3. The Registrant believes that it is in its best interest and that of its shareholders that it withdraw this Registration Statement until Registrant is able to secure a plan of distribution of its securities or otherwise brings the Registrant the reporting requirements under the Securities Exchange Act of 1934.

                                 Signature

In accordance with the requirements of the Securities Act of 1933, and pursuant to Rule 478 thereunder, the Registrant, by and through its attorney for service, Michael C. Cooper, has signed this Application for Withdrawal of Registration Statement, in the City of Topeka, State of Kansas, on this 28th day of February, 2000.


                           RENAISSANCE DESIGNER GALLERY PRODUCTS, INC.
                                         (Now, RENAISSANCE, TTP, INC.)



                           By:  /s/ Michael C. Cooper, President
                               ---------------------------------------------
                                Michael C. Cooper, President and Chief
                                Executive Officer